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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65678

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2019 AND ENDING 12-31-2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glen Eagle Wealth, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4422C Route 27
(No. and Street)

Kingston	New Jersey	08528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Michel 609-531-8231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz & Goldfarg, LLP
(Name – *if individual, state last, first, middle name*)

185 Crossways Park Drive	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 28 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Susan Michel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glen Eagle Wealth, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public

KATHLEEN M. KARKOS
NOTARY PUBLIC OF NEW JERSEY
Comm. # 2432271
My Commission Expires 4/8/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WMK C

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member
of Glen Eagle Wealth LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Glen Eagle Wealth LLC and Subsidiary (the "Company"), as of December 31, 2019, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Reconciliation Pursuant to Rule 17a-5(d)(4), and the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Wesley, Yale, Kearns & Goldpark, LLP

In addition to the current year, we have served as the Company's auditor for the years of 2015 thru 2017.

Woodbury, New York
February 12, 2020

Glen Eagle Wealth, LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$ 270,741
Deposits held at clearing brokers	275,000
Receivables from clearing organizations	43,817
Receivables from brokers	34,129
Receivable from affiliate	647,292
Prepaid expenses	35,621
Security deposit	2,729
Operating Lease Right-of-Use Asset	22,943
Property and equipment, cost $ 45,884 net of accumulated depreciation of $ 44,462	1,422
Total assets	$ 1,333,694

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 297,963
Operating Lease Liability	22,943
Subordinated borrowings	480,000
Total liabilities	800,906
Member's equity	532,788
Total liabilities and member's equity	$ 1,333,694

The Notes to Consolidated Financial Statements are an integral part of these financial statements.

1. Organization and Business

Glen Eagle Wealth, LLC ("GEW") is a limited liability company formed under the laws of the State of Delaware on June 19, 2002, for the purpose of doing business as a fully disclosed broker dealer registered under The Securities Exchange Act of 1934 (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). GEW is also a member of the Municipal Securities Rulemaking Board ("MSRB"). GEW, along with Glen Eagle Advisors, LLC, a registered investment advisor, are wholly-owned subsidiaries of Glen Eagle Investments, Inc. On October 31, 2018, Glen Eagle Wealth, LLC consummated the purchase of CFT Securities, LLC ("CFT") a privately owned fully disclosed securities broker dealer registered with the SEC, FINRA, and the MSRB. CFT continues to operate as a separate business unit as part of Glen Eagle Wealth, LLC (the "Company"). Both Glen Eagle Wealth and Glen Eagle Advisors operate and remain as wholly owned subsidiaries of Glen Eagle Investments, Inc.

The Company operates pursuant to SEC Rule 15c3-3(k) (2) (ii) (the "Customer Protection Rule"). It does not hold customer funds or customer securities and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as defined by such rules, are carried by the clearing firms. Pershing, LLC ("Pershing") and National Financial Services, LLC ("NFS")are the Company's clearing brokers.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") has become the exclusive reference of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. The following is a summary of significant accounting policies used in preparing the financial statements:

Principal of Consolidation

The consolidated financial statements include the accounts of CFT and GEW. All intercompany accounts, balances, and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 12, 2020, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

The Company considers amounts held in bank accounts and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business, to be cash equivalents.

Receivables from Clearing Organizations and Brokers

Receivables consist primarily of commissions earned as an introducing broker dealer. Periodically, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on credit conditions. At December 31, 2019, no allowance was required for the outstanding receivable.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The amount of revenues recognized is specified in contracts with its clients. Revenue is recognized in the following manners: (1) when an obligation is satisfied over time as the services are performed or (2) at a point in time as the services are performed as follows:

Transaction Based Revenues

A portion of the Company's revenue consists of commissions earned from the order execution business cleared by their clearing brokers. Riskless principal income is generated from fixed income transactions executed on behalf of customers with other broker dealers to which the Company may earn a mark up / mark down credit. Commissions, riskless principal income, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Generally, the securities transactions settle within 1-3 business days depending upon the security transacted and related commissions or sales credits are collected. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Client Fee Revenues

Client fees revenues consist of net interest revenue, investment product and referral management fees and are based mainly on customer balances and prevailing rates. The Company receives a portion of the interest earned on margin balances, securities loaned and borrowed transactions, and interest earned on customer credit balances by its clearing brokers from the Company's introduced clients. Such interest is accrued as earned and recorded under revenues as interest on the statement of income. Investment Product Fee revenue consist of revenues earned and recorded over time on client assets and products in money market funds, mutual funds, insurance products, and other similar investment products. Generally, and unless specifically agreed to, investment product revenues are collected on a monthly or quarterly basis.

The Company also earns investment program fees through referral and asset based programs on its introduced customer assets by independent contractors and outside advisers. Such revenues are based on specified revenue sharing rates applied to the customer's average daily balances. Referral fees are earned over time.

Mutual fund service fees include shareholder service fees and Rule 12b-1 service and distribution fees. Shareholder service fees are earned on the introduced Company customer assets. The fees earned are based on specified rates applied over the average daily net asset value of eligible shares held. Shareholder service fees are earned over time and are collected on a monthly or quarterly basis.

ASC 606, "Revenue From Contracts With Customers" was adopted by the Company. ASC 606 provided a new revenue standard and single model for entities to use in U.S. GAAP for revenue recognition arising from contracts with customers while expanding the disclosure requirements associated with such revenue recognition.

2. Summary of Significant Accounting Policies (continued)

The new revenue standard provides specific guidelines that are applied in the recognition of revenue as follows:

1. The identification of a contract with a customer (in writing or orally)
2. The identification of performance obligations in the contract
3. The determination of the transaction price
4. The ability to allocate the transaction price to the performance obligation(s) In the contract
5. The overall recognition of revenue when (or as) performance obligation(s) have been met.

The adoption of ASC 606 did not have a material impact on the Company's financial condition, results, or cash flows as the satisfaction of performance obligations is materially consistent with the Company's previous revenue and expense recognition policies. The Company had no contract liabilities from contracts with customers as of January 1, 2019 and receivables from brokers and clearing organizations amounted to $ 43,817.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to operations as incurred; additions and improvements are capitalized.

Income Taxes

The Company is a single member limited liability company and not a taxpaying entity for federal or state income tax purposes. The member is taxed individually on the taxable income and no provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Company's sole member.

The authoritative guidance issued by FASB requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. The Company has no uncertain tax positions at December 31, 2019. Tax penalties and interest, if any, would be accrued as incurred and would be recorded in the statement of income. There are no income tax related penalties or interest for the period reported in these financial statements.

3. Property and Equipment

Property and equipment consist of office furniture and computer equipment and stated at cost and are depreciated using the straight-line method over the estimated useful lives of five or seven years. The depreciation expense was $ 2,032 for the year ending December 31, 2019 based on total property and equipment, with an ending net value of $ 1,422.

4. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing brokers. The agreement between the Company and its clearing brokers provide that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing brokers have the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing brokers on a daily basis, and reserving for doubtful accounts when necessary.

5. Right-Of-Use Asset and Liability and Commitments

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use-assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2019. The Company has implemented the new standards and the accompanying financial statements reflect such right-of-use-asset and liability based on the following lease terms.

The Company occupies office space under a non-cancelable operating lease with a three year term. This lease is effective through May 31, 2021. The lease expense for the year ended December 31, 2019 was $ 16,631. The Company reports lease expense based on rent due each month. Reporting rent expense on a straight line basis does not result in a significant difference in lease expense. Based on these terms, the Company has recorded an Operating Right-of-Use Asset and corresponding Lease Liability of $ 22,943 as of December 31, 2019 discounted using an interest rate of 5%.

The Company shares office space at a location in New Jersey under an agreement which it shares with a related party, Glen Eagle Advisors, LLC, the lessee of the property, under an expense sharing agreement. The lease has a remaining end date of September 2022 to which the Company has future rental payments due after December 31, 2019 totaling $ 60,746 to an affiliated related party under the common ownership expense sharing agreement. The Company contends that this arrangement does not meet the criteria of ASU 2016-02.

The total combined rent expense was $ 37,665 for the year ending December 31, 2019 and is reflected in lease expenses and occupancy costs in the statement of income.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $ 309,388 which was $ 289,524 in excess of its required net capital of $ 19,864. The Company's aggregate indebtedness to net capital ratio was 0.9631 to 1.

7. Related Parties

The Company has a related party receivable balance with its registered investor affiliate, Glen Eagle Advisors, LLC, a related party through common ownership under an expense sharing agreement. In addition, throughout the year, transfers of working capital have been made between the Company and the registered investment affiliate. The management of the Company is an owner/manager of this affiliated company that owes the Company $ 647,292 as of December 31, 2019. Subsequent to December 31, 2019, the affiliate has repaid $ 170,000 of this amount, leaving $ 477,292 outstanding. The affiliate intends to repay the full amount from either future profits of the affiliate or capital contributions from its members and, accordingly, the Company believes that no allowance for uncollectability is required as of December 31, 2019.

In conjunction with the 2018 purchase of CFT, GEW entered into a subordination loan agreement with an officer of CFT for $ 600,000 for purposes of increasing the Company's net capital. The holder of the subordination loan agreement is currently employed by the Company as a registered representative in the CFT Securities Division. Under the terms of the subordination loan agreement, the Company made a partial loan repayment in December 2019 of $ 120,000 to the holder of the subordination loan. The current remaining balance outstanding is $ 480,000. The subordination loan agreement has a final maturity date of October 28, 2028 and contains additional provisions allowing for the prepayment, under specified conditions. Under the terms of the subordination loan agreement, no interest is to be paid to the holder of the loan agreement.

8. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii).

9. Deposits Held at Clearing Brokers

At December 31, 2019, the Company has $ 275,000 deposited with its clearing brokers. Under the terms of the clearing agreements with its clearing brokers, the Company must maintain a balance of $ 25,000 with Pershing, LLC ("Pershing") and $ 250,000 with National Financial Services, LLC ("NFS").